

June 5, 2009

Mail Stop 4561

By U.S. Mail and facsimile to 020 7356 1422

Tim J. W. Tookey
Group Finance Director
Lloyds TSB Group plc.
25 Gresham Street
London EC2V 7HN
United Kingdom

Re: Lloyds TSB Group plc
       Form 20-F filed June 5, 2008
       File No. 001-15246

Dear Mr. Tookey:

        We have completed our review of the above referenced Form 20-F and related filings and have no further comments at this time.

                        Sincerely,

                        Amit Pande
                        Accounting Branch Accountant